SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Liberty Expedia Holdings, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109

Series B Common Stock: 53046P208

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 404,659 (1), (2) (3) Series B Common Stock: 2,636,328 (1), (2)

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 404,659 (1), (2), (3) Series B Common Stock: 2,636,328 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 404,659 (1), (2), (3) Series B Common Stock: 2,636,328 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3), (4) Series B Common Stock: 93.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)              The Proxy and Voting Agreement, dated as of November 4, 2016 (the “Malone Proxy”), by and among John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone” and, together with Mr. Malone, the “Malone Group”) and Barry Diller (“Mr. Diller”) contains provisions relating to the voting and disposition of the Series A common stock, par value $0.01 per share (the “Series A Common Stock”) and Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of Liberty Expedia Holdings, Inc., held by the Malone Group. Accordingly, Mr. Diller may be deemed to share beneficial ownership of such shares held by the Malone Group until the termination of the Malone Proxy. See Item 6.

(2)              The information regarding the number of shares as to which Mr. Diller shares voting and/or dispositive power and that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Amendment is based on information set forth in Amendment No. 1 to Mr. Malone’s Schedule 13D/A with respect to the Issuer. The number of shares of Series B Common Stock reported herein reflects a decrease of 1 share from the number of shares of Series B Common Stock previously reported in Mr. Malone’s Report on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2016, as a result of rounding the number of shares of Series B Common Stock received in connection with the split-off of the Issuer, which was completed on November 4, 2016.

(3)              Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Diller as noted above; however, if such shares of Series A Common Stock were included, Mr. Diller would have beneficial ownership of 3,040,987 shares of Series A Common Stock and Mr. Diller’s aggregate beneficial ownership of Series A Common Stock, as a series, would be approximately 5.3%, subject to the relevant footnotes set forth herein.

(4)              For purposes of calculating beneficial ownership of Mr. Diller, the total number of shares of Series A Common Stock outstanding was 54,443,983 and the total number of shares of Series B Common Stock outstanding was 2,830,174, in each case, as of January 31, 2018, as reported by the Issuer in Amendment No. 1 to its Annual Report on Form 10-K/A, filed with the SEC on February 16, 2018.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Generally, each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.3% of the voting power of the Issuer based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

This Report on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Barry Diller (“Mr. Diller”), on November 14, 2016 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

The information set forth in Item 6 to this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) - (b) Other than the Covered Shares, which may be deemed to be beneficially owned by Mr. Diller by virtue of the Malone Proxy, Mr. Diller has not acquired and, for purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any securities of the Issuer. As a result of the Malone Proxy, Mr. Diller may be deemed to be the beneficial owner of (i) 404,659 shares of Series A Common Stock, which constitute less than 1% of the outstanding shares of Series A Common Stock, based on 54,443,983 shares of Series A Common Stock outstanding as of January 31, 2018, as reported by the Issuer in Amendment No. 1 to its Annual Report on Form 10-K/A, filed with the SEC on February 16, 2018 (the “Form 10-K/A”), and (ii) 2,636,328 shares of Series B Common Stock, which constitute 93.2% of the outstanding shares of Series B Common Stock based on 2,830,174 shares of Series B Common Stock outstanding as of January 31, 2018, as reported by the Issuer in the Form 10-K/A. Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share). Accordingly, Mr. Diller may be deemed to beneficially own voting equity securities representing approximately 32.3% of the voting power of the Issuer based on the outstanding shares noted above. The information regarding the number of shares that may be beneficially owned by Mr. Diller by virtue of the Malone Proxy as reported in this Amendment is based on information set forth in Amendment No. 1 to Mr. Malone’s Schedule 13D/A with respect to the Issuer.

(c) Except as provided in this Amendment, Mr. Diller has not executed any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Letter Agreement

The Transaction Agreement provides that the Proxy Arrangement Termination Date will occur upon the occurrence of certain events or the taking of certain actions, and if not sooner terminated as a result of the occurrence of such events or the taking of such actions, the Proxy Arrangement Termination Date would occur on the eighteen (18) month anniversary of the closing of the Split-Off, or May 4, 2018 (the “Outside Date”).  Upon the Proxy Arrangement Termination Date, the Transaction Agreement and certain Subject Instruments (including the Malone Proxy and the Diller Assignment) would terminate.

On March 6, 2018, the Issuer, Liberty Interactive, Mr. Malone, Mrs. Malone and Mr. Diller entered into a letter agreement (the “Letter Agreement”), which amended the termination provisions of the Transaction Agreement to extend the Outside Date for an additional one year period.  As a result, unless sooner terminated upon the occurrence of certain events or the taking of certain actions, in either case, as listed in the Transaction Agreement, as amended by the Letter Agreement, the Proxy Arrangement Termination Date will occur, and the Transaction Agreement together with certain Subject Instruments will terminate, on May 4, 2019.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 7(c) to this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated to read as follows.

7(a)                          Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).*

7(b)                          Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).*

7(c)                           Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2018

	By:	/s/ Barry Diller
Barry Diller

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).*

7(b)

Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).*

7(c)

Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).

* Previously filed